Exhibit 99.89

RIO ALTO COMPLETES FINAL TRANCHE OF PRIVATE PLACEMENT FOR C$0.9 MILLION FOR TOTAL PROCEEDS OF $20.27 MILLION

For Immediate Release	December 2, 2010

Rio Alto Mining Limited (“Rio Alto”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that has closed the final tranche of its previously announced private placement of common shares for gross proceeds of C$895,944 (US$879,945). At this final closing, a total of 533,300 common shares were sold at the issue price of C$1.68 (US$1.65) per share. Rio Alto received total gross proceeds of C$20,271,312 pursuant to this private placement.

Of the net proceeds of the private placement, $10 million will be used by Rio Alto to develop La Arena Gold Oxide Project in Peru and for related working capital requirements with the balance to be used by Rio Alto to partially exercise its option under the Option and Earn-in Purchase Agreement dated June 15, 2009 to acquire shares of La Arena S.A., the owner of La Arena Project, and to conduct exploration activities on other areas of La Arena Project.

The common shares issued at this closing of the private placement are subject to a statutory resale restriction period of four months and a day expiring on March 3, 2011. The completion of the private placement is subject to final approval from the TSX Venture Exchange.

In connection with this tranche of the private placement, Rio Alto will pay finder’s fees of C$31,358.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED
Anthony Hawkshaw
Director and Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw, CFO & Director	Alejandra Gomez, Investor Relations
Phone: +1 604 628 1401	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements, including the expected amount of and use of proceeds and timing of the closing of a private placement of the Shares and for the development of the La Arena Gold Oxide Project. Rio Alto believes the expectations reflected in these forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements in this press release should not be unduly relied upon. Closing of the private placement could be delayed if Rio Alto cannot obtain necessary regulatory approvals within anticipated timelines and will not be completed unless certain conditions customary for transactions of this sort are satisfied. Forward looking statements included in this press release are made as of the date of this press release and Rio Alto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities legislation.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.